UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-20728
CUSIP Number: 749063 10 3

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q

☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:	December 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:       Not Applicable.

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PART I

REGISTRANT INFORMATION

Qumu Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

7725 Washington Avenue South
Address of Principal Executive Office

Minneapolis, MN 55439
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

For the reasons stated below, Qumu Corporation (the “Company”) was unable to complete its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) prior to March 16, 2015 without unreasonable effort or expense. The Company will file the Form 10-K on or before March 31, 2015, the fifteenth calendar day following the prescribed due date of the Form 10-K.

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The Company is unable to timely file the Form 10-K because the Company requires additional time to finalize the financial statements to be included in the Form 10-K and to prepare the Form 10-K disclosures, including the required report by management on internal control over financial reporting.

The Company encountered delays in timely preparing and finalizing the Form 10-K as a result of the significant additional work required of Company management (particularly finance personnel) before, during and after the sale of the disc publishing business on July 1, 2014 and the acquisition of Kulu Valley Ltd. on October 3, 2014, including:

•	the analysis of complex accounting matters relating to each of these transactions,

•	activities relating to internal control over financial reporting for each of these transactions and for the Company’s smaller retained software business,

•	the separation of the disc publishing business from the Company’s retained software business, and

•	the integration of the Kulu Valley business with the Company’s software business.

While the separation of the disc publishing business and the integration of the Kulu Valley business is largely complete, significant portions of this work was completed during the time typically dedicated to the annual financial statements and Form 10-K.

Changes in finance personnel as a result of the separation of the disc publishing business from the Company’s retained software business, as well as the Company’s re-implementation of its financial reporting software to support each of the separate businesses, presented additional challenges to timely preparation of the financial statements.

Lastly, the operating results and financial position for periods beginning with the quarter ended June 30, 2014 reflect the Company’s disc publishing business as discontinued operations. Previously reported operating results and financial position for comparable prior periods must be restated to reflect this reclassification. The additional work of finance personnel relating to these matters have contributed to delays in finalizing the financial statements and Form 10-K disclosures, including the required report by management on internal control over financial reporting.

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PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

James R. Stewart	(952) 683-7900

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

Attached to this Notification as Exhibit 99.1 is the Company’s press release issued on March 5, 2015 announcing the Company’s results of operations for the quarter and year ended December 31, 2014. This press release contains an explanation, both narrative and quantitative, of the anticipated changes in results of operations in 2014 as compared to 2013. As indicated, the consolidated net loss for the fourth quarter 2014 and full year 2014 are estimates and subject to review by management and the independent auditors’ customary audit procedures.

Forward-Looking Statements

This Notification and the press release attached as Exhibit 99.1 to this Notification contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements contained in this Notification or the press release that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” or “estimate” or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements include, for example, statements about: the Company’s fourth quarter 2014 and full year 2014 tax provisions and consolidated net income (loss), future revenue and operating performance, cash balances, future product mix or the timing of recognition of revenue; the demand for the Company’s products or software; the effect of changes in technology; the development and marketing of new products; risks related to Qumu’s ability to operate its retained software business following the sale of the disc publishing business on July 1, 2014; the challenges associated with transitioning the software business and disc publishing business to separate, stand alone operations following the sale; Qumu’s ability to effectively integrate the products, business, employees, technologies and other aspects of Kulu Valley; Qumu’s ability to realize the benefits and synergies of the acquisition of Kulu Valley; and Qumu’s ability to expand the Qumu and Kulu Valley solutions with its current customers and geographically. The statements made by the Company are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause the actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the risk factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and other factors set forth in the Company’s filings with the Securities and Exchange Commission.

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QUMU CORPORATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 16, 2015

/s/ James R. Stewart
James R. Stewart Its: Chief Financial Officer

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